EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(2,121)	$(682)	$2,300	$646	$1,804
Fixed charges	1,203	885	595	607	522
Distributed income of equity investees	11	25	33	31	16
Total Earnings	$(907)	$228	$2,928	$1,284	$2,342

Fixed Charges:
Interest expense	$1,154	$847	$560	$572	$490
Estimated interest within rental expense	49	38	35	35	32
Total Fixed Charges	$1,203	$885	$595	$607	$522

Ratio of earnings to fixed charges	n/a	n/a	4.9	2.1	4.5
Dollar shortfall	$2,110	$657	n/a	n/a	n/a